Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

March 13, 2013
Via Electronic Mail and EDGAR

Securities and Exchange Commission
ATTN: Mr. Alper and Ms. Howell
100 F Street, NE
Washington, D.C. 20549

Re:	Kimber Resources Inc. – Request for Acceleration
Registration Statement on Form F-3
Filed on January 22, 2013
File No. 333-186130

Ladies and Gentlemen:

On behalf of Kimber Resources Inc., a British Columbia corporation (“Kimber”), we hereby respectfully request that the United States Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (No. 333-186130) and to permit said Registration Statement to become effective at 4:30 p.m. Eastern Time on March 14, 2013, or as soon thereafter as practicable.

Kimber Resources Inc. hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,
KIMBER RESOURCES INC.

By:	/s/ Gordon Cummings
Name:	Gordon Cummings
Title:	President and Chief Executive Officer